                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------


                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1998
                          ------------------------------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------  -----------------------

Commission file number       0-12640
                      ---------------------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        KAYDON CORPORATION EMPLOYEE STOCK
                            OWNERSHIP AND THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



The following documents are attached hereto as exhibits:



                                                                          Page

Report of Independent Public Accountants                                    A

Statement of Net Assets Available for Benefits as of
  December 31, 1998                                                         1

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                         2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                      3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                      4

Notes to Financial Statements                                             5-10

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1998                              11

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                                     12

Consent of Independent Public Accountants                          Exhibit 23



In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Kaydon Corporation Employee Stock
                                      Ownership and Thrift Plan

Date:  June 28, 1999

                                      By:  The Plan Administrative Committee
                                         -------------------------------------




                                      By:          John F. Brocci
                                         -------------------------------------
                                      John F. Brocci
                                      Chairman
                                      Plan Administrative Committee

                               KAYDON CORPORATION

                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To the Administrative Committee of the
Kaydon Corporation Employee Stock Ownership and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the KAYDON CORPORATION EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Grand Rapids, Michigan,
  June 11, 1999.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                       Page

Statement of Net Assets Available for Benefits as of
  December 31, 1998                                                      1

Statement of Net Assets Available for Benefits as of
  December 31, 1997                                                      2

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1998                                   3

Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 1997                                   4

Notes to Financial Statements                                          5-10

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1998                                      11

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1998                                  12




















                                      -(i)-

                            KAYDON CORPORATION


                 EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                         AS OF DECEMBER 31, 1998




                                        CIGNA              CIGNA
                                       Charter            Charter                           Warburg Pincus          Fidelity
                                      Guaranteed          Actively          INVESCO             Advisor             Advisor
                                      Short-Term          Managed            Total             Emerging              Growth
                                      Securities        Fixed Income         Return             Growth           Opportunities
                                         Fund               Fund             Account            Account              Account
                                      ----------        ------------       ----------       --------------       -------------
ASSETS
  Investments:
    Mutual funds                      $2,114,877        $  2,128,610       $1,856,778       $    3,649,408       $     893,094
    Kaydon Corporation
      common stock                             -                   -                -                    -                   -
                                      ----------        ------------       ----------       --------------       -------------
          Total investments            2,114,877           2,128,610        1,856,778            3,649,408             893,094
                                      ----------        ------------       ----------       --------------       -------------
  Dividend receivable                          -                   -                -                    -                   -
                                      ----------        ------------       ----------       --------------       -------------

NET ASSETS AVAILABLE FOR BENEFITS     $2,114,877        $  2,128,610       $1,856,778       $    3,649,408       $     893,094
                                      ==========        ============       ==========       ==============       =============

                                                                                       CIGNA
                                                                                      Charter
                                        AIM     Templeton    Lazard        Janus    Large Company
                                       Value     Foreign    Small Cap    Worldwide  Stock-Growth       Stock
                                      Account    Account     Account      Account      Fund            Fund           Total
                                     ---------  ---------   ---------    ---------  -------------   -----------     -----------
ASSETS
  Investments:
    Mutual funds                     $ 671,767  $ 245,175   $  64,711    $   9,898  $   7,720,577   $         -     $19,354,895
    Kaydon Corporation
      common stock                           -          -           -            -              -    25,888,274      25,888,274
                                     ---------  ---------   ---------    ---------  -------------   -----------     -----------
          Total investments            671,767    245,175      64,711        9,898      7,720,577    25,888,274      45,243,169
                                     ---------  ---------   ---------    ---------  -------------   -----------     -----------
  Dividend receivable                        -          -           -            -              -        64,613          64,613
                                     ---------  ---------   ---------    ---------  -------------   -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS    $ 671,767  $ 245,175   $  64,711    $   9,898  $   7,720,577   $25,952,887     $45,307,782
                                     =========  =========   =========    =========  =============   ===========     ===========


         The accompanying notes are an integral part of this statement.

                            KAYDON CORPORATION


                 EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                         AS OF DECEMBER 31, 1997


                                       CIGNA         CIGNA
                                      Charter       Charter                                   Fidelity   Warburg Pincus
                                    Guaranteed      Actively       INVESCO       Fidelity     Advisor       Advisor
                                    Short-Term      Managed         Total       Growth and     Equity       Emerging
                                    Securities    Fixed Income     Return         Income       Growth        Growth
                                       Fund           Fund         Account        Account     Account       Account
                                    ----------    ------------    ----------    -----------  ---------   --------------
ASSETS
  Investments:
    Mutual funds                    $2,709,778    $  1,593,879    $1,589,000    $ 4,821,841  $ 569,860   $    4,025,868
    Kaydon Corporation
      common stock                           -               -             -              -          -                -
                                    ----------    ------------    ----------    -----------  ---------   --------------
          Total investments          2,709,778       1,593,879     1,589,000      4,821,841    569,860        4,025,868
                                    ----------    ------------    ----------    -----------  ---------   --------------
  Dividend receivable                        -               -             -              -          -                -
                                    ----------    ------------    ----------    -----------  ---------   --------------

NET ASSETS AVAILABLE FOR BENEFITS   $2,709,778    $  1,593,879    $1,589,000    $ 4,821,841  $ 569,860   $    4,025,868
                                    ==========    ============    ==========    ===========  =========   ==============

                                                           Fidelity
                                          CIGNA            Advisor
                                      International         Growth       Fidelity      AIM
                                          Equity        Opportunities    Magellan     Value        Stock
                                         Account           Account       Account     Account       Fund           Total
                                      -------------     -------------    --------    --------   -----------    -----------
ASSETS
  Investments:
    Mutual funds                      $     197,611     $     524,313    $199,028    $345,703   $         -    $16,576,881
    Kaydon Corporation
      common stock                                -                 -           -           -    22,778,238     22,778,238
                                      -------------     -------------    --------    --------   -----------    -----------
          Total investments                 197,611           524,313     199,028     345,703    22,778,238     39,355,119
                                      -------------     -------------    --------    --------   -----------    -----------
  Dividend receivable                             -                 -           -           -        62,476         62,476
                                      -------------     -------------    --------    --------   -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS     $     197,611     $     524,313    $199,028    $345,703   $22,840,714    $39,417,595
                                      =============     =============    ========    ========   ===========    ===========



      The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1998





                                                           CIGNA
                                            CIGNA        Charter                                                    Warburg
                                           Charter       Actively                     Fidelity      Fidelity         Pincus
                                          Guaranteed      Managed       INVESCO        Growth       Advisor         Advisor
                                          Short-Term       Fixed         Total          and          Equity         Emerging
                                          Securities      Income         Return        Income        Growth          Growth
                                            Fund           Fund         Account       Account       Account          Account
                                         -----------    ----------     ----------    ----------    ----------      ----------
Contributions:
  Participants                           $   161,980    $  144,030     $  202,326    $  322,485    $  138,153      $  371,622
                                         -----------    ----------     ----------    ----------    ----------      ----------

Investment earnings:
  Interest and dividends                           -             -              -             -             -               -
  Net appreciation (depreciation)
    in current value of investments           77,463       121,951        198,286       114,927        32,533          94,151
                                         -----------    ----------     ----------    ----------    ----------      ----------
                                              77,463       121,951        198,286       114,927        32,533          94,151
                                         -----------    ----------     ----------    ----------    ----------      ----------
                                             239,443       265,981        400,612       437,412       170,686         465,773

Benefit payments                            (646,560)     (421,758)      (305,236)     (566,221)     (156,451)       (301,437)
Administrative expenses                       (5,038)       (4,709)          (506)         (748)       (1,619)         (3,786)
Fund transfers                              (182,746)      695,217        172,908    (4,692,284)     (582,476)       (537,010)
                                         -----------    ----------     ----------    ----------    ----------      ----------

          Change in net assets
            available for benefits          (594,901)      534,731        267,778    (4,821,841)     (569,860)       (376,460)

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                        2,709,778     1,593,879      1,589,000     4,821,841       569,860       4,025,868
                                         -----------    ----------     ----------    ----------    ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                            $ 2,114,877    $2,128,610     $1,856,778    $        -    $        -      $3,649,408
                                         ===========    ==========     ==========    ==========    ==========      ==========

                                                           Fidelity
                                            CIGNA           Advisor
                                        International       Growth        Fidelity      AIM       Templeton     Lazard      Janus
                                            Equity       Opportunities    Magellan     Value       Foreign    Small Cap   Worldwide
                                           Account          Account       Account     Account      Account     Account     Account
                                        -------------    -------------   ---------   ---------    ---------   ---------   ---------
Contributions:
  Participants                          $           -    $     129,318   $       -   $  93,134    $  63,325   $  25,815   $   1,268
                                        -------------    -------------   ---------   ---------    ---------   ---------   ---------

Investment earnings:
  Interest and dividends                            -                -           -           -            -           -           -
  Net appreciation (depreciation)
    in current value of investments              (475)         154,550         553     130,519      (14,659)    (16,201)        991
                                        -------------    -------------   ---------   ---------    ---------   ---------   ---------
                                                 (475)         154,550         553     130,519      (14,659)    (16,201)        991
                                        -------------    -------------   ---------   ---------    ---------   ---------   ---------
                                                 (475)         283,868         553     223,653       48,666       9,614       2,259

Benefit payments                                    -          (57,594)          -      (8,855)     (29,829)     (3,073)          -
Administrative expenses                             -             (438)          -        (115)        (209)          -           -
Fund transfers                               (197,136)         142,945    (199,581)    111,381      226,547      58,170       7,639
                                        -------------    -------------   ---------   ---------    ---------   ---------   ---------

          Change in net assets
            available for benefits           (197,611)         368,781    (199,028)    326,064      245,175      64,711       9,898

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                           197,611          524,313     199,028     345,703            -           -           -
                                        -------------    -------------   ---------   ---------    ---------   ---------   ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $           -    $     893,094   $       -   $ 671,767    $ 245,175   $  64,711   $   9,898
                                        =============    =============   =========   =========    =========   =========   =========


                                              CIGNA
                                             Charter
                                              Large
                                             Company
                                              Stock-
                                              Growth        Stock
                                               Fund         Fund            Total
                                            ----------    -----------   -----------
Contributions:
  Participants                              $  131,401    $   853,924   $ 2,638,781
                                            ----------    -----------   -----------

Investment earnings:
  Interest and dividends                             -        242,916       242,916
  Net appreciation (depreciation)
    in current value of investments          1,886,075      5,425,691     8,206,355
                                            ----------    -----------   -----------
                                             1,886,075      5,668,607     8,449,271
                                            ----------    -----------   -----------
                                             2,017,476      6,522,531    11,088,052

Benefit payments                               (81,911)    (2,596,116)   (5,175,041)
Administrative expenses                           (641)        (5,015)      (22,824)
Fund transfers                               5,785,653       (809,227)            -
                                            ----------    -----------   -----------

          Change in net assets
            available for benefits          7,720,577      3,112,173     5,890,187

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                 -     22,840,714    39,417,595
                                           ----------    -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                              $7,720,577    $25,952,887   $45,307,782
                                           ==========    ===========   ===========


         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                    CIGNA            CIGNA
                                                   Charter          Charter
                                                 Guaranteed         Actively             INVESCO         Fidelity       Fidelity
                                                 Short-Term         Managed              Total         Growth and       Advisor
                                                 Securities       Fixed Income           Return           Income      Equity Growth
                                                    Fund              Fund               Account         Account         Account
                                                ------------      ------------         -----------     -----------   --------------
Contributions:
  Participants                                  $    167,289      $    134,645         $   151,273     $   390,415   $       97,923
                                                ------------      ------------         -----------     -----------   --------------

Investment earnings:
  Interest and dividends                                   -                 -                   -               -                -
  Net appreciation (depreciation)
    in current value of investments                  109,721           119,128             267,690       1,120,886          112,675
                                                ------------      ------------         -----------     -----------   --------------
                                                     109,721           119,128             267,690       1,120,886          112,675
                                                ------------      ------------         -----------     -----------   --------------
                                                     277,010           253,773             418,963       1,511,301          210,598

Benefit payments                                    (544,535)         (138,633)            (36,693)       (410,441)         (92,208)
Administrative expenses                               (5,286)           (3,864)               (230)         (1,099)            (569)
Fund transfers                                       128,466           105,998             377,904        (140,516)          18,512
                                                ------------      ------------         -----------     -----------   --------------

          Change in net assets
            available for benefits                  (144,345)          217,274             759,944         959,245          136,333

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                2,854,123         1,376,605             829,056       3,862,596          433,527
                                                ------------      ------------         -----------     -----------   --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $  2,709,778      $  1,593,879         $ 1,589,000     $ 4,821,841   $      569,860
                                                ============      ============         ===========     ===========   ==============

                                                Twentieth      Warburg Pincus                             Fidelity
                                                 Century           Advisor             CIGNA              Advisor
                                                 Heritage         Emerging         International           Growth        Fidelity
                                                Investors          Growth              Equity          Opportunities     Magellan
                                                 Account           Account             Account             Account       Account
                                                ----------     --------------      --------------      -------------     --------
Contributions:
  Participants                                  $    8,574     $      416,421      $       46,994      $      78,731     $ 44,202
                                                ----------     --------------      --------------      -------------     --------

Investment earnings:
  Interest and dividends                                 -                  -                   -                  -            -
  Net appreciation (depreciation)
    in current value of investments                 (3,568)           651,672             (10,177)           107,424       26,981
                                                ----------     --------------      --------------      -------------     --------
                                                    (3,568)           651,672             (10,177)           107,424       26,981
                                                ----------     --------------      --------------      -------------     --------
                                                     5,006          1,068,093              36,817            186,155       71,183

Benefit payments                                         -           (213,633)             (3,715)            (1,595)     (16,822)
Administrative expenses                                  -             (3,432)               (752)              (128)        (470)
Fund transfers                                    (187,077)          (614,305)            (82,727)           131,731       75,352
                                                ----------     --------------      --------------      -------------     --------

          Change in net assets
            available for benefits                (182,071)           236,723             (50,377)           316,163      129,243

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                182,071          3,789,145             247,988            208,150       69,785
                                                ----------     --------------      --------------      -------------     --------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $        -     $    4,025,868      $      197,611      $     524,313     $199,028
                                                ==========     ==============      ==============      =============     ========


                                                   AIM
                                                  Value             Stock
                                                 Account            Fund           Total
                                                ----------       ----------     -----------
Contributions:
  Participants                                  $   28,651       $  615,757     $ 2,180,875
                                                ----------       ----------     -----------

Investment earnings:
  Interest and dividends                                 -          207,400         207,400
  Net appreciation (depreciation)
    in current value of investments                 28,268        6,342,098       8,872,798
                                                ----------       ----------     -----------
                                                    28,268        6,549,498       9,080,198
                                                ----------       ----------     -----------
                                                    56,919        7,165,255      11,261,073

Benefit payments                                      (618)        (734,706)     (2,193,599)
Administrative expenses                                 (3)          (4,739)        (20,572)
Fund transfers                                     289,405         (102,743)              -
                                                ----------       ----------     -----------

          Change in net assets
            available for benefits                 345,703        6,323,067       9,046,902

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                      -       16,517,647      30,370,693
                                                ----------      -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                   $  345,703      $22,840,714     $39,417,595
                                                ==========      ===========     ===========




         The accompanying notes are an integral part of this statement.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

           The financial statements of the Kaydon Corporation Employee Stock
              Ownership and Thrift Plan (the "Plan") are presented on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

           In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., Twentieth Century Investors, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management, Janus Capital Corporation and Putnam Investments. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

           The investment funds offered by CIGNA through the CIGNA Separate
              Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

           Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

           The following description of the major provisions of the Plan, a defined contribution plan, is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



           Eligibility requirements - All employees of Kaydon Corporation and subsidiaries (the "Company" or "Employer"), excluding employees of its Electro-Tec Corp., Seabee Corporation, Gold Star Manufacturing, Victor Fluid Power, Inc., Great Bend Industries, Inc. and foreign subsidiaries, who are 21 years of age and have completed at least 1,000 hours of service during a one-year period (500 hours of service during a six-month period for individuals first hired prior to January 1, 1997) are eligible to participate in the Plan on the January 1st, April 1st, July 1st, and October 1st coincident with or immediately following such period.

           Contributions - Participants may authorize the Company to make salary deferral contributions on their behalf of not less than 1% nor more than 15% of their compensation, not to exceed the limitations established by the Internal Revenue Code. In addition, the Company may contribute to the Plan for each plan year an amount approved by the Board of Directors. There were no discretionary employer contributions in 1998 or 1997.

           Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the discretionary employer contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

           Vesting - Participants have a nonforfeitable right to their contributions and any earnings thereon. Discretionary employer contributions vest over a seven year period in annual increments ranging from ten to twenty percent.

           A participant who terminates employment due to death, disability or normal retirement shall be 100% vested in their entire discretionary employer contributions.

           Forfeitures - A participant forfeits the unvested portion of their discretionary employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce employer discretionary contributions.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


              Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

                 The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

                 The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

                 The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

                 The Fidelity Growth and Income Account invests in equity
                    securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities. This fund was replaced by the CIGNA Charter Large Company Stock-Growth Fund effective October 1, 1998.

                 The Fidelity Advisor Equity Growth Account invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities. This fund replaced the Fidelity Magellan Account effective January 1, 1998 and was replaced by the CIGNA Charter Large Company Stock-Growth Fund effective October 1, 1998.

                 The Twentieth Century Heritage Investors Account invests
                    primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets. This fund was replaced by the AIM Value Fund, effective April 1, 1997.

                 The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


                 The CIGNA International Equity Account invests primarily in
                    non-U.S. stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents. This fund was replaced by the Templeton Foreign Account effective January 1, 1998.

                 The Fidelity Advisor Growth Opportunities Account invests
                    primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

                 The Fidelity Magellan Account invests primarily in common
                    stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers. This fund was replaced by the Fidelity Advisor Equity Growth Account effective January 1, 1998.

                 The AIM Value Account invests primarily in common stocks,
                    convertible bonds and convertible preferred stocks of undervalued companies. This fund replaced the Twentieth Century Heritage Investors Account, effective April 1, 1997.

                 The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements. This fund replaced the CIGNA International Equity Account effective January 1, 1998.

                 The Lazard Small Cap Account invests in small-cap equity
                    securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments. This fund became an investment option effective January 1, 1998.

                 The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations. This fund became an investment option effective October 1, 1998.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


              The CIGNA Charter Large Company Stock-Growth Fund invests
                 primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts. This fund replaced the Fidelity Growth and Income Account and the Fidelity Advisor Equity Growth Account effective October 1, 1998.

              The Stock Fund invests solely in Kaydon Corporation Common Stock.

           Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in the Stock Fund. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable.

           Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1998 and 1997. The remaining expenses were paid for out of Plan assets by CG Trust Company.

           Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

           Plan termination - The Employer has the right under the provisions of the Plan to terminate the Plan, although it has not expressed an intent to do so. In the event of the termination of the Plan or a complete discontinuance of contributions to the Plan, each participant shall have a nonforfeitable interest in the entire amount credited to his separate account in the trust fund; and, after providing for the payment of all debts and administrative expenses, the amounts standing to such participants' credit shall be distributed to such participants in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

           A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


(4)  RELATED PARTY TRANSACTIONS

           Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)  TAX STATUS

           The Internal Revenue Service issued a determination letter dated
              April 4, 1996, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

           The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:

                                                                            1998               1997
                                                                        -----------        -----------
               CIGNA Charter Guaranteed Short-Term
                 Securities Fund                                        $         -        $ 2,709,778
               Fidelity Growth and Income Account                                 -          4,821,841
               Warburg Pincus Advisor Emerging
                 Growth Account                                           3,649,408          4,025,868
               CIGNA Charter Large Company
                 Stock-Growth Fund                                        7,720,577                  -
               Stock Fund                                                25,888,274         22,778,238

                                                                      SCHEDULE I

                               KAYDON CORPORATION


                    EMPLOYEE STOCK OWNERSHIP AND THRIFT PLAN

                                 EIN: 13-3186040

                                PLAN NUMBER: 002


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998



                                                                                                                       Current
      Identity of Issuer                         Description of Investment                           Cost               Value
      ------------------                         -------------------------                       -----------         -----------
 Mutual Funds:

  *Connecticut General Life                    CIGNA Charter Guaranteed
     Insurance Company                           Short-Term Securities
                                                 Fund, 47,212 units                              $ 2,114,877         $ 2,114,877

  *Connecticut General Life                    CIGNA Charter Actively
     Insurance Company                           Managed Fixed Income
                                                 Fund, 16,666 units                                1,949,920           2,128,610

  *Connecticut General Life                    INVESCO Total Return
     Insurance Company                           Account, 49,796 units                             1,427,055           1,856,778

  *Connecticut General Life                    Warburg Pincus Advisor
     Insurance Company                           Emerging Growth Account,
                                                 79,676 units                                      2,930,382           3,649,408

  *Connecticut General Life                    Fidelity Advisor Growth
     Insurance Company                           Opportunities Account,
                                                 12,245 units                                        694,591             893,094

  *Connecticut General Life                    AIM Value Account,
     Insurance Company                           13,668 units                                        527,926             671,767

  *Connecticut General Life                    Templeton Foreign Account,
     Insurance Company                           22,938 units                                        255,659             245,175

  *Connecticut General Life                    Lazard Small Cap Account,
     Insurance Company                           3,210 units                                          71,046              64,711

  *Connecticut General Life                    Janus Worldwide Account,
     Insurance Company                           187 units                                             8,861               9,898

  *Connecticut General Life                    CIGNA Charter Large Company
     Insurance Company                           Stock-Growth Fund,
                                                 569,083 units                                     5,853,892           7,720,577
                                                                                                 -----------         -----------
Common Stock:                                                                                     15,834,209          19,354,895

  *Kaydon Corporation                          Stock Fund, 646,197 shares                         12,020,178          25,888,274
                                                                                                 -----------         -----------
                                                                                                 $27,854,387         $45,243,169
                                                                                                 ===========         ===========

* Represents a party-in-interest

                                                                     SCHEDULE II


                               KAYDON CORPORATION


                       EMPLOYEE STOCK OWNERSHIP AND THRIFT
                                      PLAN

                                 EIN: 13-3186040

                                PLAN NUMBER: 002


                        ITEM 27d - SCHEDULE OF REPORTABLE
                                  TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998




                                                     Purchases                                Sales or Maturities
                                          ----------------------------     -----------------------------------------------------
 Identity of Issuer and                     Number of        Purchase       Number of                    Cost of
Description of Investment                 Transactions        Price        Transactions     Proceeds      Asset        Net Gain
-------------------------                 ------------      ----------     ------------    ----------    -------      ----------
*Connecticut General Life
  Insurance Company:

  CIGNA Charter Guaranteed Short-
    Term Securities Fund                        86          $1,171,961         65          $1,844,325    $1,844,325   $        -

  CIGNA Charter Actively Managed
    Fixed Income Fund                           86           1,240,043         68             827,263       760,641       66,622

  Fidelity Growth and Income Account            72           1,048,982         63           5,985,750     4,460,248    1,525,502

  CIGNA Charter Large Company
    Stock-Growth Fund                           24           6,006,169         21             171,667       150,589       21,078

*Kaydon Corporation:

  Stock Fund                                   115           2,748,382        103           5,064,037     2,387,426    2,676,611




* Represents a party-in-interest

                 NOTE: This schedule was prepared in accordance with the
                          regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                                  Exhibit Index
                                  -------------


Exhibit No.                   Description
-----------                   -----------

     23                       Consent of Independent Public Accountants